DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
[redacted] 5740680

DSM

Heerlen (NL), 5 November 2007

DSM invests in US probiotics company

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has participated in a financing round in Ganeden Biotech, Inc., a US probiotics company which markets dietary supplements focused on digestive health. Ganeden's products are based on its unique position in a spore forming and lactic acid producing bacterium, Bacillus coagulans. This investment will contribute to DSM's innovation ambitions in the Nutrition cluster, where the company holds leading positions in the markets for ingredients for human and animal nutrition and health and personal care. In this USD 12 million round DSM was joined by Capital Resource Partners, a Boston, Massachusetts-based private equity firm.

Ganeden's proprietary Bacillus coagulans strains, particularly GanedenBC30™, distinguish themselves from other probiotics particularly with respect to longer shelf life, better gastric acid survivability and resistance against temperature and pressure during processing. Currently the company sells its digestive health products in over 40,000 stores all over the US. Ganeden also runs a licensing business to exploit the potential of its BC strains in other applications such as animal feed, functional foods, feminine hygiene products and environmental solutions.

Krijn Rietveld, Senior Vice President New Business Development at DSM Nutritional Products comments: '*The area of probiotics is exciting and quickly developing with applications in both human and animal health and nutrition. We think that Ganeden Biotech's BC30 strains have unique properties which could enable many new probiotic applications in both food and feed that we want to follow closely as an area of potential future business for DSM. Besides our venturing investment we are currently evaluating possible further partnering with Ganeden for the development of specific applications.*'

DSM Venturing
DSM Venturing is an active investor in companies and venture capital funds in DSM's strategic growth fields Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called emerging business areas Biomedical, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

About Ganeden
Founded in 1997, Ganeden Biotech is a consumer healthcare company that features a popular line of over-the-counter, once-daily products under the *Digestive Advantage* brand, including its extremely popular treatments for IBS and lactose intolerance. All of Ganeden's oral products contain a powerful, patented strain of healthy bacteria, known as GanedenBC^{30}™, which work within the intestinal ecosystem to normalize digestive function and combat a variety of disorders and diseases. Ganeden Biotech is dedicated to improving peoples' quality of life through continued consumer and physician education and researching and developing new products.

dw 11/14

More than 40,000 retail stores nationwide as well as major internet retailers carry Ganeden's products. For more information on Ganeden's consumer brands, visit http://www.ganedenbiotech.com or on Ganeden's licensing business, visit http;//www.ganedenlabs.com.

About DSM

DSM creates innovative products and services in Life Sciences and Materials Sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782421
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

82E

Heerlen (NL), 2 November 2007

DSM - Repurchase of shares (week 44)

Royal DSM N.V. has repurchased 518,121 of its own shares in the period from 25 October 2007 up to and including 31 October 2007 at an average price of EUR 38.66. This is in accordance with the first phase of the share buyback program, announced on 1 October 2007. The consideration of this repurchase was EUR 20.0 million.

The total number of shares repurchased under the first phase of this program to date is 2,664,487 shares for a total consideration of EUR 104.1 million.

DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END